AB 3/10

12013906

SECURITIES AN...
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2012
WASHINGTON D.C.
196

AB 3/29

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANDREW GARRETT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 EAST 45TH STREET - 11TH FL.
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JANNELLE CANNIZZARO 212-682-8833 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIEBMAN GOLDBERG & HYMOWITZ, LLP
(Name – *if individual, state last, first, middle name*)

595 STEWART AVE., SUITE 420 (Address) GARDEN CITY (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, ANDREW SYCOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANDREW GARRETT, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO President

Title

Notary Public

AUDREY J ANDERSON
Notary Public - State of New York
No. 01AN6228053
Qualified in Queens County
My Commission Expires September 18, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDREW GARRETT, INC.

FINANCIAL STATEMENTS
AND SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2011

with

INDEPENDENT AUDITORS' REPORT AND
REPORT ON INTERNAL CONTROL

ANDREW GARRETT, INC.

For the year ended December 31, 2011

CONTENTS

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Independent Auditors' Report

Board of Directors
Andrew Garrett, Inc.

We have audited the accompanying statement of financial condition of Andrew Garrett, Inc. as of December 31, 2011, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andrew Garrett, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 12-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Liebman Goldberg + Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP
Garden City, New York

February 28, 2012

ANDREW GARRETT, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

	Allowable	Non-Allowable	Total
Cash and cash equivalents	$ 565,235	$ -	$ 565,235
Receivables from broker dealers and clearing organizations	1,068,666	-	1,068,666
Deposit with clearing organization	35,000	-	35,000
Other securities	3	-	3
Property and equipment, net	-	7,770	7,770
Deposits and prepaid expenses	-	225,540	225,540
Other receivables	-	244,578	244,578
Total assets	$ 1,668,904	$ 477,888	$ 2,146,792

LIABILITIES AND STOCKHOLDERS' EQUITY

	Aggregate Indebtedness Liabilities	Nonaggregate Indebtedness Liabilities	Total
Liabilities:			
Accrued commissions	$ 513,865	$ -	$ 513,865
Accounts payable and accrued expenses payable	289,779	7,745	297,524
Subordinated liabilities	-	325,000	325,000
Total liabilities	$ 803,644	$ 332,745	1,136,389
Commitments and Contingencies			
Stockholders' Equity:			
Common stock - no par value; voting; 1,000 shares issued and outstanding			445,336
Additional paid-in capital			4,375,408
Deficit			(3,810,341)
Total stockholders' equity			1,010,403
Total liabilities and stockholders' equity			$ 2,146,792

See notes to financial statements.

ANDREW GARRETT, INC.

STATEMENT OF INCOME

For the year ended December 31, 2011

Revenues:		
Commission income	$ 10,470,617	
Trading and investment (loss)	5,632	
Investment banking income	970,778	
Interest, and other income	620,927	
Total revenues		$ 12,067,954
Expenses:		
Commissions	6,619,212	
Salaries, related payroll taxes, and benefits	2,478,127	
Professional fees	413,242	
Occupancy	346,867	
Travel and entertainment	166,074	
Telephone	207,736	
Regulatory expenses	149,149	
Other administrative expenses	33,747	
Clearance and execution costs	63,050	
Marketing and advertising	6,213	
Office expense and postage	69,766	
Arbitration settlements	497,380	
Insurance	74,093	
Equipment rental and maintenance	11,750	
Depreciation	12,168	
Miscellaneous	36,006	
Charitable donations	3,910	
Total expenses		11,188,490
Income before provision for income taxes		879,464
Provision for income taxes		32,978
Net income		$ 846,486

See notes to financial statements.

ANDREW GARRETT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2011

	Number of Shares	Common Stock	Additional paid-in Capital	(Deficit)	Total
Balance January 1, 2011	1,000	$ 445,336	$ 4,375,408	$ (4,656,827)	$ 163,917
Net income	-	-	-	846,486	846,486
Balance December 31, 2011	1,000	$ 445,336	$ 4,375,408	$ (3,810,341)	$ 1,010,403

See notes to financial statements.

ANDREW GARRETT, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2011

Cash Flows from Operating Activities:	
Net	$ 846,486
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation	12,168
(Increase) Decrease in Operating Assets:	
Receivables from brokers and dealers	340,437
Deposits and prepaid expenses	(14,257)
Other receivables	43,474
Investment banking receivable	29,972
Other securities	2,810
Increase (Decrease) in Operating Liabilities:	
Aggregate indebtedness	(831,621)
Nonaggregate indebtedness	(175,000)
Total adjustments	(592,017)
Net cash provided by operating activities	254,469
Net increase in cash and cash equivalents	254,469
Cash and cash equivalents - beginning of year	310,766
Cash and cash equivalents - end of year	$ 565,235
Supplemental Disclosures:	
Interest paid	$ 21,454
Income taxes paid	$ 16,343

See notes to financial statements.

ANDREW GARRETT, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

Note 1 – Description of Business:

Andrew Garrett, Inc. (Company) formerly known as Midwest Discount Brokers, Inc., was incorporated in the State of Missouri on March 18, 1992. The Company is a broker-dealer, registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company began operating as an introducing broker-dealer in July 1992. The Company does not hold funds or securities for, or owes any money or securities to customers and does not maintain accounts of, or for, customers. The agreement with the clearing broker requires the Company to assume the credit risk associated with customer transactions.

In November 2001, the Company merged with Andrew Garrett Acquisition Corporation. Andrew Garrett Acquisition Corporation, a Delaware Corporation, and affiliate of Andrew Garrett Holding Corporation D/B/A Andrew Garrett, Inc. of New York, was formed for the sole purpose of acquiring all of the outstanding common stock of the existing Midwest Discount Brokers, Inc. Immediately subsequent to the acquisition of the stock of Midwest Discount Brokers, Inc., the two Corporations completed a merger of the two existing Corporations. At the time of the merger, Andrew Garrett Acquisition Corporation had no assets or liabilities; all assets having been expended in the stock acquisition and no liabilities incurred in said stock acquisition.

Upon completion of the merger the surviving entity cancelled all of the prior outstanding stock certificates; changed the authorized share of common stock from the prior authorized common stock to 1,000 shares of no par value stock and issued the new 1,000 shares. The surviving entity changed its corporate name from "Midwest Discount Brokers, Inc." to "Andrew Garrett Inc." and filed the election with the Secretary of State for the Company to operate under the name "Andrew Garrett Inc." to facilitate the continuing operations with customers and suppliers.

Note 2 – Summary of Significant Accounting Policies:

Nature of Business:

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Cash and Cash Equivalents:

The Company considers all highly liquid investments purchased with an original or remaining maturity of three months at the date of purchase, to be cash equivalents.

Securities Transactions:

Securities transactions (and related commission revenues and expenses) are recorded on a trade date basis.

Note 2 – Summary of Significant Accounting Policies (Continued):

Market Value of Securities:

Securities owned are stated at quoted market values with the resulting unrealized gains and losses reflected in the statement of income. Securities not readily marketable are valued at fair value as determined by management.

Investment Banking:

Investment banking fee income represents fees earned from providing merger and acquisition, financial restructuring advisory services, and acting as sales agent for issuing company's securities.

Property and Equipment:

Property and equipment are reflected at cost. For financial reporting purposes, depreciation is computed using the straight-line method over the useful life of the asset while for income tax reporting, depreciation is computed using the Modified Accelerated Cost System (MACRS) over the statutorily prescribed recovery periods.

Maintenance and repairs, which neither materially add to nor appreciably prolong the life of the property, are charged to expense as they are incurred. Gains or losses on dispositions of property and equipment, as applicable, are included in income or expense.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

The Company has adopted the required provisions of Topic 820, "Fair Value Measurements". Those provisions relate to our financial assets and liabilities carried at fair value and our fair value disclosures related to financial assets and liabilities. Topic 820 defines fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1, meaning the use of quoted prices for identical instruments in active markets; Level 2, meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3, meaning the use of unobservable inputs. Observable market data should be used when available. At December 31, 2011, the Company's fair value hierarchy consisted of level 1 inputs of cash and cash equivalents in the amount of $565,235 and Level 1 inputs of securities at a value of $3.

Note 2 – Summary of Significant Accounting Policies (Continued):

Concentration of Credit Risk:

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company maintains some of its cash balances in accounts, which exceed federally insured limits. It has not experienced any losses to date resulting from this policy.

Recent Accounting Pronouncements:

A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to the financial statements of the Company.

Note 3 - Receivable from and Deposit with Clearing Organization:

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivables from broker dealers and clearing organizations represents primarily cash held by the clearing organizations for commissions generated in December 2011 and received in January 2012. The deposit with the clearing organizations is required by the clearing agreement.

As stated in Note 2, the Company records securities transactions on a trade date basis. Further, the Company has agreed to indemnify its clearing organization for losses that the clearing organization may sustain from the customer accounts introduced by the Company.

Should a customer not fulfill his obligation on a trade date transaction through December 31, 2011, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date, all unsettled trades at December 31, 2011 settled with no resulting liability to the Company.

Note 3 - Receivable from and Deposit with Clearing Organization (Continued):

The Company is engaged in various trading and brokerage activities whose counter parties include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2011 consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 1,068,666	$ 0
Deposit with clearing organization	35,000	0
	$ 1,103,666	$ 0

Note 4 – Property and Equipment:

Property and equipment consists of the following:

		Years
Furniture and equipment	$469,985	5 – 7
Less: accumulated depreciation	462,215	
	$ 7,770	

Depreciation expense for the year ended December 31, 2011 amounted to $12,168.

Note 5 - Income Taxes:

The current portion of income tax expense are included in the statement of operations as determined in accordance with ASC 740. A reconciliation of income tax for December 31, 2011 computed at the applicable state rates.

Federal income tax	$ 10,200
Multiple State income taxes	$ 22,778
Total tax expense	$ 32,978

The Company has utilized an $863,000 Net Operating Loss carry forward to eliminate the current year's taxable profit. However, the Company is subject to the Federal Alternative Minimum tax, as well as State Minimum taxes.

Note 5 - Income Taxes (Continued):

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were:

Deferred tax asset	
Net operating loss carryforward	$ 843,191
Less: valuation allowance	(843,191)
Deferred tax asset	$ 0

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Because of the historical earnings history of the Company, the net deferred tax assets have been fully offset by a 100% valuation allowance.

Note 6 - Securities not Readily Marketable:

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Note 7 - Net Capital Requirement:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the basic method permitted by the rules, which require the Company to maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness (as defined). As of December 31, 2011, the Company's regulatory net capital was $857,515, which was $757,515 in excess of the minimum required.

Note 8 - Subordinated Liabilities:

The Company has entered into a subordinated loan agreement with RBC Correspondent Services, a division of RBC Capital Markets Corporation in the amount of $325,000 dollars.

FINRA has found the above referenced agreement acceptable as a satisfactory subordination agreement effective as of December 31, 2010.

Note 9 - Commitments and Contingencies:

The Company is obligated in leases at eight different locations with square footage ranging from 142 sq. ft. to 4,880 sq. ft. The terms of the leases varies.

Rent expense for the year ended December 31, 2011 was $346,867.

Future minimum annual rental payments, exclusive of escalation payments for taxes under operating leases are as follows:

Year ending December 31,

2012	$ 492,000
2013	492,000
2014	492,000
2015	246,000
	$1,722,000

The Company is involved in a litigation which will be arbitrated. At present the case is in the initial discovery phase and a hearing date has been set for September 12, 2012. Counsel for the company cannot at this time evaluate the claim.

ANDREW GARRETT, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

For the year ended December 31, 2011

Net Capital

Total ownership equity from statement of financial condition	$ 1,010,403
Add	
a) liabilities subordinated to claims of general creditors allowable in computation of net capital	325,000
Total	1,335,403
Deductions and/or charges	
a) total non-allowable assets from statement of financial condition	477,888
Net capital before adjustments for haircuts on securities positions and undue concentration.	857,515
Net capital	$ 857,515
Minimum net capital	$ 100,000
Excess net capital	$ 757,515
Aggregate indebtedness	$ 803,644
Percentage of aggregate indebtedness to net capital ($803,644 ÷ $857,515)	93.72%

See notes to financial statements.

ANDREW GARRETT, INC.

COMPUTATION OF DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2011

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker dealer on a fully disclosed basis. In the opinion of the management of Andrew Garrett, Inc., the conditions of the Company's exemption from rule 15c3-3 were complied with throughout the year ended December 31, 2011.

Supplemental Information

ANDREW GARRETT, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15C3-1 BETWEEN THE UNAUDITED

FOCUS REPORT AND THE AUDITED FOCUS REPORT

For the year ended December 31, 2011

Net capital per unaudited focus report		$ 675,289
Net capital per audited focus report		857,515
Difference to be reconciled		$ 182,226
Decrease in receivables	$ (36,684)	
Decrease in expense accruals	218,910	
		$ 182,226

See notes to financial statements.

ANDREW GARRETT, INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF CREDITORS

For the year ended December 31, 2010

Subordinated balance - beginning of year	$ 500,000
Additions	-
(Decreases)	(175,000)
Subordinated balance - end of year	$ 325,000

See notes to financial statements.

ANDREW GARRETT, INC.

INDEPENDENT AUDITORS' REPORT

on

INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2011

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530
Tel (516) 228-6600
Fax (516) 228-6664

Board of Directors
Andrew Garrett, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Andrew Garrett, Inc. (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Liebman Goldberg + Hymowitz LLP

Liebman Goldberg & Hymowitz LLP
Garden City, New York
February 28, 2012

ANDREW GARRETT INC.

INDEPENDENT AUDITORS' REPORT

ON

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE YEAR ENDED DECEMBER 31, 2011

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

To the Board of Directors of Andrew Garrett Inc.
140 East 45th Street – 11th Floor
New York, NY 10017

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Andrew Garrett Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Andrew Garrett Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Andrew Garrett Inc.'s management is responsible for the Andrew Garrett Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and cancelled checks noting no differences.

2. Compared the amounts reported on the audited FormX-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

5. Payment schedule attached.

This report is intended solely for the information and use of Management Financial Industry Regulatory Authority, Inc. SIPC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Liebman Goldberg + Hymowitz LLP

February 28, 2012

PAYMENT SCHEDULE

DATE	PAID TO	AMOUNT	MAILED TO:
1/14/11	SIPC	$13,562.00	P.O. Box 92185 Washington, DC 20090-2185
1/31/11	SIPC	$12,093.00	P.O. Box 92185 Washington, DC 20090-2185